UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

xtl biopharmaceuticals reports FIRST QUARTER 2020 FINANCIAL results

Ramat gan, Israel - (May 27, 2020) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company, today announced financial results for the quarter ended March 31, 2020.

The Company is expanding its IP portfolio surrounding hCDR1 and has decided to reduce its research and development expenditures in connection with execution of its clinical trials until full funding for the trials or cooperation with a strategic partner is secured. In parallel, the Company will look to identify additional assets to add to XTL’s portfolio.

The outbreak of the COVID-19 virus (hereafter, the "Coronavirus") in the world in the first quarter of 2020 and its spread, causes great uncertainty in the world capital markets and major macroeconomic implications, which are characterized by sharp declines and volatility in many securities’ prices.

As of the date of issuance of the financial reporting, there was no material effect of the Coronavirus on the operations and financial results of the Company. Although, due to the ongoing uncertainty around the scope and duration of Coronavirus, as of the financial statement publication date, there is uncertainty regarding its impact on the economy and the market state at all, and those impacts on the value of the securities held by the Company.

The Company is monitoring and will continue to monitor the developments around the world in connection with the spread of the Coronavirus, and will examine the implications for its activities.

Financial Overview

XTL reported approximately $4.26 million in cash and cash equivalents as of March 31, 2020 and approximately $2.63 million in other current assets (mainly marketable securities). The decrease of $0.2 million since December 31, 2019, in cash and cash equivalents derives from operating expenses.

Research and development expenses for the three months ended March 31, 2020 were $3 thousand compared to $9 thousand for the corresponding period in 2019.

General and administrative expenses for the three months ended March 31, 2020 were $254 thousand compared to $190 thousand for the corresponding period in 2019. The increase of $64 thousand derives mainly from replacing the CEO of the Company.

Finance income, net for the three months ended March 31, 2020 were $284 thousand compared to $4,073 thousand for the corresponding period in 2019. The difference is primarily from revaluation of marketable securities.

XTL reported an operating loss for the three months ended March 31, 2020 of $257 thousand compared to $199 thousand for the corresponding period in 2019. The Company reported a total net income for the period ended March 31, 2020 of approximately $27 thousand or $0.000 per share, compared to a total net income of approximately $3,874 thousand or $0.008 per share in the corresponding period in 2019. The change is driven primarily by the revaluation of marketable securities as described above.

XTL Biopharmaceuticals, Ltd. and Subsidiary

(USD in thousands)

Consolidated Statements of Financial Position - Selected Data

	As of	As of
	March 31,	December 31,
	2020	2019

Cash, cash equivalents	$4,257	$4,455
Other current assets	2,630	2,375
Non-current assets	382	382
Total assets	$7,269	$7,212

Current liabilities	$244	$232
Shareholders’ equity	7,025	6,980
Total liabilities and shareholders’ equity	$7,269	$7,212

XTL Biopharmaceuticals, Ltd. and Subsidiary

(USD in thousands, except per share amounts)

Consolidated Statements of Comprehensive Income - Selected Data

	For the three months ended March 31,
	2020	2019

Research and Development expenses	$(3)	$(9)
General and administrative expenses	(254)	(190)
Operating Loss	$(257)	$(199)

Revaluation of marketable securities	$277	$4,052
Other finance income, net	7	21
Finance income, net	$284	$4,073

Total income for the period	$27	$3,874

Basic and diluted income (loss) per share (in U.S. dollars): From continuing operations	$0.000	$0.008

Weighted average number of issued ordinary shares	514,205,799	514,205,799

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information please see a peer reviewed article in Lupus Science and Medicine journal (full article).

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd. is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases. The Company’s lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for most patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Form 20-F filed with the U.S. Securities and Exchange Commission on March 12, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: May 27, 2020	By:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer